UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant's name into English)

500 - 10355 Jasper Avenue
Edmonton, Alberta, T5J 1Y6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐          Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

SUBMITTED HEREWITH

Exhibits	Description
99.1	News Releases dated October 17, 2018 - Aurora Cannabis Receives Sales License for Aurora Sky Facility
99.2	News Releases dated October 17, 2018 - Aurora Cannabis Announces Conversion of Debentures
99.3	News Releases dated October 17, 2018 - Aurora Cannabis Celebrates Adult Consumer Legalization in Canada Acknowledges Decades of Activism as Retail Sales Begin
99.4	News Releases dated October 17, 2018 - Aurora Cannabis applauds federal government’s move to accelerate pardons for Canadians with simple cannabis possessions convictions
99.5	News Releases dated October 18, 2018 - Aurora Cannabis to Commence Trading on the NYSE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott

Glen Ibbott
Chief Financial Officer

Date: October 18, 2018